JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

13th March 2003

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

03 MAR 25 AM 7:21

03007678

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 13th March 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
APR 01 2003
THOMSON FINANCIAL

pp Neil M McNamara
Group Corporate Secretary

Encl

dlw 3/27

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963



Full Text Announcement



| | |
|---|---|
| **Company** | Jardine Matheson Hldgs Ld |
| **TIDM** | JAR |
| **Headline** | Purchase of Own Securities |
| **Released** | 10:48 13 Mar 2003 |
| **Number** | 6821I |

**JARDINE MATHESON HOLDINGS LIMITED ("JMH")**

**SHARE REPURCHASE**

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

| | |
|---|---|
| Date of repurchase: | 13th March 2003 |
| Total number of shares repurchased: | 16,400 shares |
| Price paid per share: | US$5.75 |

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

13th March 2003

www.jardines.com

END

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